UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934

                       (Amendment No. 8)*

                    Arrow International, Inc.
                    -------------------------
                        (Name of Issuer)

                   Common Stock, No Par Value
                   --------------------------
                 (Title of Class of Securities)

                            042764100
                            ---------
                          (CUSIP Number)


Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 042764100                          Page 2 of 4 Pages
          ---------                               -    -
                                13G

1.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Marlin Miller, Jr.


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                              (a) /   /
                              (b) /   /

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.A.

     NUMBER OF  5. SOLE VOTING POWER
     SHARES        4,027,625
     BENEFICIALLY
     OWNED BY   6. SHARED VOTING POWER
     EACH          10,000
     REPORTING
     PERSON     7. SOLE DISPOSITIVE POWER
     WITH          4,027,625

                8. SHARED DISPOSITIVE POWER
                   10,000

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,037,625

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*

     /     /

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     18.4%

12.  TYPE OF REPORTING PERSON*

     IN

              *SEE INSTRUCTION BEFORE FILLING OUT!


  This Statement constitutes Amendment No. 8 to the Statement on
Schedule 13G filed by the undersigned with the Securities and Exchange Commission ("SEC") on February 15, 1993, as amended in
February 1994, February 1995, February 1996, February 1997, February 1998, February 1999 and February 2000 (the "Schedule 13G"), with respect to the Common Stock, No Par Value, of Arrow International, Inc., a Pennsylvania Corporation, pursuant to SEC Rule 13d-1(c).

  Other than as set forth herein, there has been no change in the information reported in the Schedule 13G.


Item 4.   Ownership
          ---------

  Mr. Miller's response to Item 4 of the Schedule 13G is hereby amended and supplemented by the following:


  (a)     Total Amount Beneficially Owned:          4,037,625*
                                                    ---------

  (b)     Percent of Class:                             18.4%
                                                        -----

  (c)     Number of shares as to which such person has:


                (i)   sole power to vote or to
                      direct the vote               4,027,625
                                                    ---------
                (ii)  shared power to vote or to
                      direct the vote                  10,000*
                                                       ------
                (iii) sole power to dispose or to
                      direct the disposition of     4,027,625
                                                    ---------
                (iv)  shared power to dispose or to
                      direct the disposition of        10,000*
                                                       ------

 * Includes 1,000 shares owned by Mr. Miller's wife, as to which Mr. Miller disclaims beneficial ownership. Also includes 9,000 shares held by a charitable foundation of which Mr. Miller is one of five trustees who have shared power to vote and dispose of such shares.



                        Page 3 of 4 pages



                            SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 14, 2001



                          By: /s/  Marlin Miller, Jr.
                              -----------------------
                                   Marlin Miller, Jr.
































                        Page 4 of 4 pages